Filed by Regeneration Technologies, Inc.

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Regeneration Technologies, Inc.

Commission File No.:333-148305

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies Inc. and Tutogen Medical Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to agreements with distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in public filings by Regeneration Technologies and Tutogen on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies’ SEC filings may be obtained by contacting Regeneration Technologies or the SEC or by visiting Regeneration Technologies’ Web site at www.rtix.com or the SEC’s Web site at www.sec.gov. Copies of Tutogen’s SEC filings may be obtained by contacting Tutogen or the SEC or by visiting Tutogen’s Web site at www.tutogen.com or the SEC’s Web site at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen have filed a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at RTI’s Web site (http://www.rtix.com) or Tutogen’s Web site (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, Jr., CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615 .

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in Tutogen’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement /prospectus regarding the proposed merger filed with the SEC on January 23, 2008. You may obtain free copies of these documents as described in the preceding paragraph.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following is the presentation for the Roth Growth Stock Conference held on February 19, 2008.

POWERING FORWARD

Regeneration®
TECHNOLOGIES, INC.

Roth Growth Stock Conference Brian K. Hutchison Chairman, President and CEO

FORWARD LOOKING STATEMENT
The Private Securities Litigation Reform Act of 1995 provides a “safe harbor”
for certain forward-looking statements. The forward-looking statements contained in this document are subject to certain risks and uncertainties, such as our ability to maintain our existing strategic relationships, rapid technological changes, intense competition, negative publicity concerning our industry and/or significantly greater regulation by the FDA. Actual results could differ materially from current expectations.
The information contained herein is not a prospectus and does not constitute an offer to sell nor a solicitation of an offer to buy any security.

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen have filed a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.
Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and
Tutogen, at the SEC's Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, at RTI’s website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com).  Copies of the joint proxy statement/prospectus and the SEC filings are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice
President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston,
CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.
Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger.  Information about the directors and executive officers of Regeneration
Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the SEC on a
Schedule 14A.  Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen's annual meeting of stockholders, as filed with the SEC on a Schedule 14A.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement /prospectus regarding the proposed merger.  You may obtain free copies of these documents as described in the preceding paragraph.
MORE INFORMATION

MERGER ANNOUNCEMENT
On November 13, 2007,
Regeneration Technologies, Inc. and
Tutogen Medical, Inc. announced a merger
to create the leading provider
of sterile biologic solutions
for patients around the world,
reaching a broad range of markets
and medical specialties
with a diversified mix of implants
through established distribution channels.

ABOUT THE TRANSACTION
Terms of the deal:
• Tax-free, stock-for-stock exchange
• Tutogen shareholders will receive 1.22 shares of newly issued RTI common stock in exchange for each share of Tutogen common stock they own
• Expect to close in Q1 2008, subject to regulatory and other customary conditions
Pro forma ownership of the combined company*:
• ~ 55% RTI shareholders
• ~ 45% TTG shareholders
*Ownership of the company on a diluted basis
• 56 million shares outstanding

COMBINED LEADERSHIP
Executive Leadership:
• Brian Hutchison, Chairman and CEO
• Guy Mayer, President
– focused on international activities and sales and marketing
• Tom Rose, VP, CFO and Secretary
• Bob Johnston, VP Finance
Board of Directors:
• Total of 12 directors
– Seven directors from RTI board, including Hutchison
– Five members of Tutogen board, including Mayer

SIGNIFICANT MARKET OPPORTUNITY EXPANSION
Regeneration
Technologies
Tutogen*
Both companies are aligned with the
increasing trends of biologic devices
Biologics
SPINE
SPORTS
MEDICINE
HIPS/
KNEES
CRANIO-
MAXILLOFACIAL
DENTAL
DENTAL
HERNIA
REPAIR
SURGICAL
SPECIALTY
$900 million addressable market
$1.5 billion addressable market
~$2.5 billion market opportunity;
No overlap; spine is completely complementary
* Tutogen’s spine franchise is considered in the RTI Spine market
SPINE

Tissue
Processing
Allograft:
Human Recovery
Xenograft
Animal Recovery
• Well defined market
• Steady demand
• Industry leader in procurement
• RTI continues to innovate
• Increased tissue supply
• Predictable supply
• Increased targeted procedures
• Expands international markets
• BioCleanse
• Tutoplast
• Highest safety profiles
• Exclusive supply source
• Supported by clinical studies
• Significant margin expansion
CORNERING THE MARKET

IMPLANT SEGMENTS
Int'l
6%
Spine
43%
Other
26%
Sports
Med
25%
Int'l
28%
Dental
48%
Spine
10%
Other
14%
Other
6%
Dental
17%
Spine
32%
Int'l
14%
Surgical
Spec
5%
BGS
10%
Sports
Med
16%
RTI
Tutogen
Combined
Company

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COMBINED IMPLANT SEGMENTS International ENT Breast Reconstruction Ophthalmology Hernia Urology Dental Other General Orthopedic Bone Graft Substitutes Sports Medicine Spine Combined Tutogen RTI

KEY DISTRIBUTORS MSD 37% Other 27% ZMH 22% Int'l 14% Int'l 6% MSD 60% Other 34% Int'l 28% Other 14% ZMH 58% RTI Tutogen Combined Company Significantly reducing dependency on single distributors

31.4% 32.4% 34.7% 30.8% 27.2% Y/Y Growth
$36,172 $9,902 $10,035 $8,743 $7,492 Y/Y $ increase
$115,346 $30,554 $28,909 $28,343 $27,540 2006
$151,518 $40,456 $38,944 $37,086 $35,032 2007
Total Q4 Q3 Q2 Q1
Pro Forma Combined Company Revenues
Calendar Year
$ in thousands
POSITIVE TRENDS FOR BOTH COMPANIES
$27.54
$28.34
$28.90
$30.55
$35.03
$37.08
$38.94
$40.46
$0
$5
$10
$15
$20
$25
$30
$35
$40
$45
Q1-06 Q2-06 Q3-06 Q4-06 Q1-07 Q2-07 Q3-07 Q4-07
TTG
RTIX
• RTI Biologics will bring together the
diversification of products and
distribution networks superior to
any other company serving the
industry
• Opportunity for synergies that
should translate into further growth
in revenue, margins and profitability

WHO WE ARE
Began operations in 1998 – University of Florida technology transfer
Leading provider of biologic tissue repair implants for the
orthopedic industry
Our portfolio of products serves all orthopedic applications
Two-tier technology platform in orthobiologicals:
Allograft – donor tissue
Xenograft – bovine based tissue
Extensive tissue recovery program – currently #2 in donor recoveries
Access to largest xenograft (bovine) tissue source with exclusivity
BioCleanse ® sterilization process differentiates our platform; proprietary, patented,
FDA reviewed and noted in peer-reviewed journal

We are Biologics for Orthopedic Tissue Repair;
We are positioned in all major orthopedic markets
Spine
Sports
Medicine
Reconstructive/
Revision
Surgery
Oral/
Maxillofacial
Trauma
RTI
$1.5 Billion Orthobiologics Market
$25 Billion Orthopedic Device Industry
WHO WE ARE

REVENUE CATEGORIES
SPINE
SPORTS MEDICINE
BONE GRAFT SUBSTITUTES
GENERAL ORTHOPEDICS
TOTAL CORE BUSINESS
CARDIOVASCULAR (exiting)
OTHER
TOTAL REVENUES
12 Months Ended
December 31, 2007
12 Months Ended
December 31, 2006
$41.06
27.69
17.01
1.00
86.76
1.95
5.50
$94.21
$35.09
14.96
13.50
.97
64.53
5.64
3.81
$73.97
(in thousands)
%
Inc/Dec
17%
85%
26%
3%
34%
-65%
44%
27%

Bone Graft
Substitutes: 56%
Machined/Tooled
Spine: 17%
Sports Med
Cartilage/Ligament
Repair: 2%
(excluding Autograft)
Biologics Product Landscape – Industry Wide
RTI is present in 75% of the biologics market
WHO WE ARE
Hyaluranic
Injections, 22%
Stem Cell, 1%
Platelet
Concentration,
2%

Our Biologics Competitive landscape
WHERE WE ARE
Sports Medicine*
(Cartilage/Ligament Repair)
Allograft tissue
Autologous cultured
chondrocytes
Hyaluronic injections
Bone Graft Substitutes*
Growth factors:
Protein based
Platelet derived
Allograft tissue
Biomaterials:
Hydroxyapatites
Ceramic
Calcium phosphates
Bone cements
PMMA (plastics)
Cell based:
Stem cell
Machined Tooled
Spine
Metal
Allograft tissue
Biomaterials:
PMMA (plastics/acrylic)
* Excludes Autograft

BIOCLEANSE
®
:
Scientifically
Undisputed,
Safe, Sterile,
Clinically Effective
The New England Journal
of Medicine -
June 17, 2004
Third Party Validated,
FDA Reviewed;
Broad Industry Study by CDC
Over Half
Million
Sterilized
Allografts
Distributed;
No Reported
Disease
BioCleanse
®
differentiates our platform;
Proprietary, patented, FDA reviewed and noted in peer-reviewed journal
WHAT MAKES US DIFFERENT?
Maintain
Clinical Utility
of Implant

Cryolife
Agreement
Dec 2006
Tutogen
Agreement
Nov 2006
Move to Non-
Exclusive with
Medtronic
Sep 2006
Orthofix/Blackstone
Spine Agreement Dec 2006
1
st
new spine partner in 9 years
Wright Medical
Xenograft Agreement
Feb 2007
Stryker Spine
Agreement Jun 2007
Bone Graft
Substitute
Agreement
May 2007
2006:Prepared for New Business Model 2007: Met Key Objectives; Grew Revenues 35%
(Q4:06) (Q2:07) (Q1:07)
WHAT WE’VE BEEN DOING
Favorable execution of seven key agreements; provides
further visibility and predictability

Diversified Group of
Distribution Partners
Extremely Effective
Direct Sales in
Sports Medicine
Growing Tissue Supply
& New Product Introductions
-Better pricing
-Better visibility
-Increased utilization
-More predictive model
-High revenue/margin per unit
-85% 2007 Y/Y growth
-96% Q4:07 growth
-More predictive model
-Increase in tissue supply
-Decrease in rejections
-New xenograft products
-New sports medicine (BTB) products
WHERE WE ARE
Better Business Model; predictability, sustainability &
profitability

Sports Medicine; positive trends; significant growth opportunity
$0.00
$1.00
$2.00
$3.00
$4.00
$5.00
$6.00
$7.00
$8.00
$9.00
$10.00
Qtr 1 Qtr 2 Qtr 3 Qtr 4
2005
2006
2007
+69%
+80.5%
+90%
We have full control over sports medicine distribution
Direct sales force and independent reps gaining traction
Excellent position for continued growth over next several years
$ in millions
WHERE WE’RE GOING: SPORTS MED
+96%

6% $733 $693 $656 $620 $586 Total Tendons & Ligaments
10% $88 $81 $74 $67 $61 Soft Tissue implants
10% $96 $87 $79 $72 $65 Bone Tendon Bone (BTB)
10% $184 $168 $153 $139 $126 Allograft:
5% $549 $525 $503 $481 $460 Autograft
CAGR 2010E 2009E 2008E 2007E 2006 Segment (in $ millions)
Market is constrained by shortage of allograft BTB
Surgeons use alternative tendons
BTB tendons provide optimal outcomes over alternatives
Sports Medicine; We are addressing an unmet clinical need
WHERE WE’RE GOING: SPORTS MED

Bone Graft Substitutes; This is RTI turf; Take back share
BMP continues to
see price/use
resistance; many
surgeons moving
back to more cost
effective materials
(DBM) in spine
Surgeons continue
to be mixed
Introduce new one-
step paste to
address demand;
expand distribution
In store for 2008
$893 $731 Growth Factors
$143 $127 Synthetics
$221 $205
DBM
(RTI)
Market 2007E Market 2006 Product
$ in millions
Largest distributor lost share due to focus on Growth Factor (BMP)
RTI confined to 2-step process; introducing new 1-step product; demand is high
We have the right products and a large user base
WHERE WE’RE GOING: BGS

Zimmer Agreement – May 2007
Exclusive 10-year distribution agreement; $5 million in exclusivity payments
New allograft bone paste; next generation, one-step delivery system
-
Flowable and moldable formulations derived solely from human tissue
-
Offers surgeons better performance and ease of use for a variety of applications
Initial shipments are expected in Q1:08
Agreement is a base with a potentially more extensive relationship focused more broadly in orthopedics
Zimmer is among many companies looking to increase orthobiologicals presence
RTI bone paste provides Zimmer with further access in well established market
Provides RTI with significant market share expansion potential
RECENT ACTIVITIES: BGS

Allograft, $855
Autograft, $797
Metals &
Synthetics,
$648
$2.3 billion market for biologics
Biologics are preferred in the surgical community – patients are following; large ortho companies are positioning
Limited supply of donor tissue limits allograft’s market opportunity
Xenograft will contribute significantly to growth of tissue-based biologics segment
$ in millions
Xenograft supply
allows further
penetration into
autograft
market
Xenograft; Facilitates steady growth in tissue market
WHERE WE’RE GOING: XENOGRAFT

Regeneration TECHNOLOGIES, INC.

120.0 kV
Tilt: 0.0

120.0 kV
Tilt: 0.0

Image slices of a
CT scan of one
patient’s knee at
seven month
follow-up
examination.
The femoral
interference screw
is visible in the
right-hand image.
Be the leader in Xenograft; BioCleanse
®
adds clinical benefit
WHERE WE’RE GOING: XENOGRAFT
Research indicates the Sterling® Interference Screw combines the fixation strength of metal and bioabsorbable materials with the proven incorporation characteristics of bone materials.

Agreement to develop advanced xenograft implants for
use in foot and ankle surgeries with Wright Medical –
Feb. 12, 2007
New implants marketed by Wright under the
CANCELLO-PURE™ brand
A multi-purpose wedge version of product shipped
2Q07; indication-specific product configurations
shipped in Q7:07; 2 new implant families slated for
2008
Wright has allocated significant resources to foot/ankle
segment with several recent acquisitions and
distribution agreements, expanding sales force and
product focus
Xenograft; Wright Medical validates xeno opportunity
WHAT WE’VE BEEN DOING: XENOGRAFT

Positive changes; Excellent outlook
New business model gives us opportunity to leverage our technology & grow our business – recent results illustrate execution
We are in the most dynamic segment of the $25 billion orthopedic device industry
Merger positions us in worldwide biologics industry; ortho & other surgical
Tissue repair/regeneration is main focus of surgeons, patients, corporations
Tissue industry driven by trusted clinical results and surgeon acceptance
Our developments in xenograft will facilitate further growth in tissue repair
We expect continued accomplishments in FY:2007 and FY:2008:
Continued increases in revenue
Introduce new products
Continued increases in profitability
Increases in cash flow
INVESTMENT SUMMARY